FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2006

Commission File Number 1-8320

Hitachi, Ltd.

(Translation of registrant’s name into English)

6-6, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-8280, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                  No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This report on Form 6-K contains the following:

1.	Interim business report for the first half of the fiscal year ending March 31, 2007.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hitachi, Ltd.
(Registrant)

Date: January 9, 2007	By	/s/ Takashi Hatchoji
Takashi Hatchoji
Executive Vice President and Executive Officer

(Summary Translation)

Interim Business Report

(from April 1, 2006 to September 30, 2006)

Hitachi, Ltd.

Tokyo, Japan

(Note) Certain information including product introduction is omitted from this English translation.

Dear Shareholders:

We take the opportunity of sending you this report on the business results for the first half of fiscal 2006 to express our heartfelt gratitude for your continued support and understanding.

During the half-year period, the Japanese economy remained steady, as private sector plant and equipment investment and consumer spending expanded in response to better corporate earnings and an improved employment environment.

In this business environment, consolidated revenues during the half-year under review of Hitachi (Hitachi, Ltd. and its consolidated subsidiaries) amounted to JPY4,770.9 billion, up 8% from the same period of the preceding year with all industry segments posting higher revenues, particularly in High Functional Materials & Components and Electronic Devices.

As for operating income, although High Functional Materials & Components and Electronic Devices posted higher operating income, overall operating income fell 74% below the year-earlier level, to JPY19.8 billion, owing to lower income by Information & Telecommunication Systems and operating losses both by Power & Industrial Systems, which incurred power plant repair and other expenses, and by Digital Media & Consumer Products, which made aggressive promotional investments. Income before income taxes came to JPY25.8 billion. However, owing to an increase in the income taxes burden and other factors, net loss amounted to JPY78.0 billion.

Looking at non-consolidated results, Hitachi, Ltd. (the “Company”) recorded revenues of JPY1,229.4 billion, up 2% from a year earlier, but experienced a net loss of JPY66.2 billion primarily because an allowance for doubtful accounts regarding a loan to an affiliated company is posted.

Some major management initiatives were taken during the half year. In April 2006, part of the Company’s Industrial Systems, Hitachi Plant Engineering & Construction Co., Ltd., Hitachi Kiden Kogyo, Ltd. and Hitachi Industries Co., Ltd. were integrated to form Hitachi Plant Technologies, Ltd. to strengthen Hitachi’s social and industrial infrastructure systems business. In another move aimed at reinforcing the air conditioning and home appliances businesses, Hitachi Air Conditioning Systems Co., Ltd. and Hitachi Home & Life Solutions, Inc. merged to form Hitachi Appliances, Inc.

Steps were also taken to strengthen the automotive systems business. In addition to carrying out a stock-for-stock exchange that made Hitachi Mobile Co., Ltd. a wholly-owned subsidiary, the Company conducted a tender offer for shares of Clarion Co., Ltd. from October 2006 to establish more powerful infrastructure in the car information systems business.

Further, against the backdrop of intensifying competition in both domestic and overseas flat panel TVs markets, the Company moved to strengthen plasma display panel business by boosting production capacity at the Miyazaki Works of Fujitsu Hitachi Plasma Display Limited, a company that was made a subsidiary in April 2005. The expanded plant went into full operation in October 2006.

The breakdown of Hitachi-built turbines at Hamaoka Nuclear Power Station No. 5 of Chubu Electric Power Co., Inc. and Shika Nuclear Power Station No. 2 of Hokuriku Electric Power Company was truly regrettable. In response to this incident, the Company will bolster Hitachi’s production engineering up to a still higher level to restore and improve the Hitachi’s reputation for reliability.

In September 2006, the Company was ordered to pay a surcharge for having violated the Antimonopoly Act in connection with a bidding in 2004 for installation of tunnel ventilation equipment on the Shinjuku Line of the Metropolitan Expressway. We are sincerely sorry for the considerable anxiety this caused our shareholders. We take this matter most seriously and make further effort to instill strict compliance through basic principles calling for strict observance of laws and regulations and total respect for the free competition.

In light of recent business performance, the Board of Directors determined the amount of an interim dividend to be paid to shareholders at JPY3 per share. The President and all other Directors and Executive Officers will make every effort to achieve an early recovery in business performance.

Management’s view of the future business environment is that Japan is likely to experience a slowdown in economic expansion owing to declining exports to the United States and a slowdown in plant and equipment investment as corporate earnings growth slackens under the pressure of oil prices staying high. In order to meet shareholder expectations for a quick recovery in business performance, management intends to make optimum use of personnel, funds and other corporate resources across the chain from R&D to marketing so as to create new businesses and strengthen targeted businesses. An all-out effort will also be made to reduce costs, implement sweeping structural reforms and establish robust high profit structure.

The Company recently announced its corporate strategy for the future. The new strategy is directed to the building of a solid high-profit structure, implementing thorough business management of each business group, promoting collaborations with a various partners, and putting strong focus on products and services matched to market needs and requirements.

The management team hopes that it will continue to receive your understanding and support.

November 2006

Etsuhiko Shoyama
Chairman

Kazuo Furukawa
President

Outline of Business Results

Information & Telecommunication Systems

Segment revenues rose 9% from the same period of the preceding year, to JPY1,147.8 billion thanks to strong performance by the outsourcing services business and solutions business, and an advance by the storage business. Operating income fell 40% from a year earlier, to JPY13.8 billion, despite a smaller loss in the hard disk drives, chiefly as a result of investment in product development.

Electronic Devices

Segment revenues increased 11% from the same period of the preceding year, to JPY645.9 billion, and operating income rose 161%, to JPY24.0 billion. The advances are due to growth of Hitachi High-Technologies Corporation and in liquid-crystal displays business.

Power & Industrial Systems

Segment revenues came to JPY1,280.8 billion, substantially unchanged from the same period of the preceding year. Although automotive products and elevators and escalators showed good performance and Hitachi Construction Machinery Co., Ltd. also fared well, revenues were pushed down by the fact that sales of the former Hitachi Air Conditioning Systems Co., Ltd. were credited to Digital Media & Consumer Products starting from the half-year period under review and a decline in power business. The segment recorded an operating loss of JPY45.3 billion caused mainly by power plant repair expenses.

Digital Media & Consumer Products

Segment revenues were up 24% from the same period of the preceding year, to JPY758.7 billion. It was mainly because the revenues of the former Hitachi Air Conditioning Systems Co., Ltd. being stated as revenues of Digital Media & Consumer Products because of the merger of this company with Hitachi Home & Life Solutions Inc. Stronger performance by flat panel TVs made an additional contribution. The segment posted an operating loss of JPY34.4 billion attributable to an increase in flat panel TVs marketing-related investments and poor showings by DVD recorders and household air-conditioners.

High Functional Materials & Components

Segment revenues increased 14% from the same period of the preceding year, to JPY870.2 billion. The improvement was driven primarily by strong gains posted by Hitachi Chemical Co., Ltd., particularly in electronics related business, good results from Hitachi Metals, Ltd., particularly in automotive related products, and improved sales at Hitachi Cable, Ltd. Three main companies of the segments, Hitachi Chemical Co., Ltd., Hitachi Metals, Ltd. and Hitachi Cable, Ltd., all increased in operating income as a result of the increased sales and the effect of cost reductions. Consequently, segment operating income was up 33%, to JPY63.8 billion.

Logistics, Services & Others

Segment revenues rose 7% from the same period of the preceding year, to JPY610.9 billion, mostly on the strength of good performance by Hitachi Transport System, Ltd., especially in third-party logistics services that respond to the needs of customers outsourcing all of their distribution-related activities. Buoyed by higher revenues at Hitachi Transport System, Ltd. and other service company in Japan, operating income increased 16%, to JPY7.9 billion.

Financial Services

Segment revenues were up 1% from the same period of the preceding year, to JPY263.6 billion. The rise in revenues was produced by higher revenues at Hitachi Capital Corporation. Operating income decreased 2%, to JPY15.7 billion.

Interim Financial Information for the First Half of the Year Ending March 31, 2007

Consolidated Financial Statements (Summary)

Consolidated Balance Sheets

	Billions of yen
	September 30, 2006	March 31, 2006

(Assets)
Current assets	5,755.5	5,512.8
Investments and advances	1,003.5	1,029.6
Property, plant and equipment	2,522.9	2,460.1
Other assets	995.4	1,018.5
Total assets	10,277.4	10,021.1

(Liabilities and stockholders’ equity)
Current liabilities	4,401.4	4,121.4
Noncurrent liabilities	2,410.6	2,355.1
Minority interests	1,064.4	1,036.8
Total stockholders’ equity	2,400.9	2,507.7
Total liabilities and stockholders’ equity	10,277.4	10,021.1

Consolidated Statements of Operations

	Years ended March 31
	First half of 2007	First half of 2006	2006
	(Billions of yen)
Revenues	4,770.9	4,413.3	9,464.8
Operating income	198	77.7	256.0
Income before income taxes and minority interests	258	82.1	274.8
Income (loss) before minority interests	(347)	21.1	120.5
Net income (loss)	(78.0)	(10.9)	37.3

Consolidated Statements of Cash Flows

	Years ended March 31
	First half of 2007	First half of 2006	2006
	(Billions of yen)
Cash flows from operating activities	177.5	221.1	690.8
Cash flows from investing activities	(307.6)	(255.4)	(501.3)
Cash flows from financing activities	122.0	(37.7)	(261.6)
Effect of exchange rate changes on cash and cash equivalents	1.1	9.4	21.6
Net decrease in cash and cash equivalents	(7.0)	(62.6)	(50.4)
Cash and cash equivalents at beginning of period	658.2	708.7	708.7
Cash and cash equivalents at end of period	651.2	646.0	658.2

(Notes)	1.	The consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States.
	2.	Operating income has been prepared in conformity with accounting principles generally accepted in Japan.
	3.	The number of consolidated subsidiaries including variable interest entities is 885 and the number of companies accounted for under the equity method is 159 as of the end of September 2006.

Unconsolidated Financial Statements (Summary)

Unconsolidated Balance Sheets

	Billions of yen
	September 30, 2006	March 31, 2006

(Assets)
Current assets	1,900.5	1,850.3
Fixed assets	1,973.7	1,983.9
Tangible fixed assets	356.8	347.4
Intangible fixed assets	158.0	172.3
Investments	1,458.8	1,464.0
Total assets	3,874.2	3,834.2

(Liabilities)
Current liabilities	1,824.6	1,720.3
Noncurrent liabilities	729.3	708.7
Total liabilities	2,554.0	2,429.0

(Net Assets)
Stockholders’ equity	1,245.7	1,328.8
Capital stock	282.0	282.0
Capital surplus	283.9	281.7
Retained earnings	700.2	784.8
Treasury stock	(20.5)	(19.8)
Effect of assessing available-for-sale securities and cash flow hedges	74.5	76.3
Net assets	1,320.2	1,405.2
Total liabilities and net assets	3,874.2	3,834.2

Unconsolidated Statements of Operations

	Years ended March 31
	First half of 2007	First half of 2006	2006
	(Billions of yen)
Revenues	1,229.4	1,210.7	2,713.3
Operating income (loss)	(65.2)	(19.2)	1.0
Ordinary income (loss)	(51.0)	8.9	42.6
Extraordinary gain	19.2	8.5	57.4
Extraordinary loss	77.6	4.2	63.1
Income (loss) before income taxes	(109.3)	13.1	36.9
Net income (loss)	(66.2)	20.0	37.0

(Notes)	1.	Accumulated depreciation of tangible fixed assets: JPY971.3 billion
	2.	Extraordinary gain of JPY19.2 billion consists of JPY17.8 billion of gain on sale of investments in securities and JPY1.3 billion of sale of real property.
	3.	Extraordinary loss of JPY77.6 billion consists of JPY64.8 billion of extraordinary loss on restructuring charges, JPY12.5 billion of impairment loss on affiliates’ stock and JPY0.1 billion of loss on impairment of assets.
	4.	Extraordinary loss on restructuring charges indicated in Note 3 is posted because an allowance for doubtful accounts regarding a loan to an unprofitable affiliated company is posted.
	5.	Net loss per share for the first half of the year ending March 31, 2007: JPY19.87
	6.	Net assets per share as of September 30, 2006: JPY396.13

Segment Information (Consolidated basis)

	First half of year ended March 31, 2007
	Revenues	Operating Income
	(%)	(Billions of yen)
Information & Telecommunication Systems	20	13.8
Electronic Devices	11	24.0
Power & Industrial Systems	23	(45.3)
Digital Media & Consumer Products	14	(34.4)
High Functional Materials & Components	16	63.8
Logistics, Services & Others	11	7.9
Financial Services	5	15.7

(Notes)	1.	Segment information shown above has been prepared in conformity with accounting principles generally accepted in Japan.
	2.	Percentage figures shown above are the proportions of each segment revenues to subtotal.